

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2020

Mario Todd
Chief Executive Officer
Stark Focus Group, Inc.
Suite 3001, 505 6th Street SW
Calgary AB T2P 1X5

Re: Stark Focus Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 28, 2020
File No. 333-237100

Dear Mr. Todd:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Established Network, page 34

1. We note your response to prior comment 6. Please revise throughout the filing to clarify that the networks of contacts and relationships referred to in the prospectus are the past professional relationships of your chief executive officer and business consultants. In this regard, please prominently disclose that these contacts and relationships do not have a significant history of doing business with, or making purchases from, your company during its limited operating history and that you have only nominal sales to date.

Exhibits

2.   In the last paragraph on page 1 of your opinion, you define "fully paid and non-assessable" to mean that shareholders may not be required "to complete payment for the Shares..." Please revise your opinion to reconcile your definition of "fully paid and non-assessable" with the guidance provided in Staff Legal Bulletin No. 19. In this regard, we note that your opinion might suggest that shareholders are not required to make complete or full payment for their shares.

    You may contact Stephen Kim at (202) 551-3291 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Jennifer Lopez-Molina at (202) 551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jonathan Lotz